January 10, 2013

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attention:  Karl Hiller, Branch Chief

100 F Street, N.E.

Washington, DC 20549

Re:	Emerald Oil, Inc.
Form 10-K for the Fiscal Year ended December 31, 2011
Filed March 13, 2012
Form 8-K/A filed August 8, 2012
Form 10-Q for the Fiscal Quarter ended September 30, 2012
Filed November 8, 2012
File No. 1-35097

Dear Mr. Hiller:

On behalf of Emerald Oil, Inc. (the “Company”), I am pleased to submit this response to the comments of the Staff on the above-referenced filings, as set forth in your letter dated December 26, 2012.  The supplemental information set forth herein has been supplied by the Company for use in connection with the Staff’s review of the responses described below, and all such responses have been reviewed and approved by the Company.  For convenience, each of the Staff’s consecutively numbered comments is set forth herein in bold, followed by the Company’s response.

With respect to the comments that suggest that additional disclosure be made, we have set forth the nature of the disclosure that we would propose to add to our future filings. In this regard, the Company does not believe that failure to provide such disclosure in the above referenced filings is sufficiently material to require an amendment to the filings, except as otherwise noted below.

Form 10-K for the Fiscal Year ended December 31, 2011

Business, page 1

1.	Comment: We note you disclose your proved developed net reserve quantities as either proved developed producing ("PDP") or proved developed non-producing ("PDNP") in the table of reserves on page 2. Although disclosure of proved developed reserves by producing status is not required, since you have elected to include this supplemental information, you should also report a summation of these net quantities to satisfy the requirement to disclose total proved developed reserves in Item 1202(a)(2) of Regulation S-K.

Response: In future filings, the Company will include a summation of the net quantities of PDP and PDNP to satisfy the requirement to disclose total proved developed reserves in Item 1202(a)(2) of Regulation S-K, which will be similar to the following format for the table of reserves included in the Company’s annual report for the year ended December 31, 2011, as revised to include total proved developed reserves:

SEC Pricing Proved Reserves

	Gross Wells	Net Wells	Crude Oil (Bbl)	Natural Gas (cubic feet)	Total (Boe)	PV10% Value
PDP Properties	75	2.92	706,483	247,475	747,729	$26,608,309
PDNP Properties	32	1.18	360,021	162,617	387,124	9,714,588
Total Proved Developed Properties:	107	4.10	1,066,504	410,092	1,134,853	36,322,897
PUD Properties	169	7.00	2,160,518	1,328,953	2,382,010	23,302,105
Total Proved Properties:	276	11.10	3,227,022	1,739,045	3,516,863	$59,625,002

2.	Comment: We note you state on page 2 that “we do not have any material amounts of proved undeveloped reserves that have remained undeveloped for five years or more.” For purposes of determining the five year period for development to occur in estimating proved undeveloped reserves, Item 1203(d) of Regulation S-K requires that you use the date of the initial disclosure as the starting reference date. Please tell us the extent to which any of the proved undeveloped reserves disclosed as of December 31, 2011 will not be developed within five years since your initial disclosure of these reserves.

Response: The Company, as a publicly reporting company, began conducting oil and gas operations in April 2010, at which point it first publicly disclosed its proved undeveloped reserves. In accordance with Item 1203(d) of Regulation S-K, the Company has a development plan to drill all wells classified as proved undeveloped within five years from the period the Company initially categorizes the reserves as proved undeveloped. To make this clear, the Company intends to enhance its future disclosure to note that all locations comprising proved undeveloped reserves are forecast to be drilled within five years from initially being recorded as proved undeveloped properties in accordance with the Company’s adopted development plan. The Company will continually monitor its proved undeveloped reserves and capital expenditure budget to confirm that such reserves are to be classified as proved undeveloped.

3.	Comment: The tabular reserves disclosure on page 2 includes data relating to the numbers of gross and net wells. We note the numbers of wells disclosed here does not correspond to the number of net and gross wells provided elsewhere in the filing, such as pages 20, 21 and 22. Please revise your disclosures as necessary to clarify or resolve inconsistencies.

Response: The tabular reserves disclosure on page 2 notes 75 gross, 2.92 net proved developed producing (“PDP”) wells as of December 31, 2011. The producing properties disclosure on page 21 notes 87 gross, 5.49 net wells producing oil and natural gas revenues. The difference between the two tabular disclosures relates to 5 gross, 2.50 net producing Niobrara wells that were not included in the Company’s reserve report as of December 31, 2011. Management has determined that the Niobrara properties have not consistently produced adequate oil and natural gas volumes to record associated proved reserves on the reserve report. The remaining difference of 7 gross, 0.07 net producing wells relates to Bakken-Three Forks wells that began producing near year end and did not have enough production history to be categorized as PDP. These properties are included in the reserve report as proved developed non-producing reserves (“PDNP”).

The tabular reserves disclosure on page 2 notes 32 gross, 1.18 net PDNP wells as of December 31, 2011. The exploratory wells disclosure on page 22 notes 62 gross, 2.96 net Bakken and Three Forks wells in the process of being drilled or completed. The difference between the two disclosures is described in the Exploratory Wells section of page 22.

The Company intends to adequately address and clarify such inconsistencies between the reserve disclosures and producing and exploratory well disclosures in future filings.

4.	Comment: Please expand your disclosure of the changes in net quantities of proved reserves to include an appropriate explanation for the significant additions relating to extensions and discoveries and other additions for each of the reporting periods. We also note the period ending December 31, 2011, appears to include a material increase in your proved undeveloped reserves. Please revise your disclosures as necessary to comply with Item 1203(b) of Regulation S-K and FASB ASC paragraph 932-235-50-5.

Response: The Company recognized significant additions in net quantities of proved reserves relating to extensions and discoveries at December 31, 2011 compared to December 31, 2010. The increase is primarily due to the significant drilling and production activity in the Williston Basin during 2011. Specific areas where the Company owns significant mineral leasehold interests that had not seen significant drilling and production activity prior to 2011 were de-risked during 2011 as a result of significant drilling and production activity in the area.

The Company also recognized a material increase in its proved undeveloped reserves at December 31, 2011 compared to December 31, 2010 primarily due to the significant drilling and production activity during 2011, specifically in areas where the Company owns significant mineral leasehold interests. In accordance with Item 1203(b) of Regulation S-K and FASB ASC paragraph 932-235-50-5, the Company will enhance disclosure in future filings of the changes in proved undeveloped reserves that occurred during the year by disclosing the percentage and quantity increase or decrease in proved developed reserves and the reasons therefore, as well as associated capital expenditures and budgeted capital expenditures that are expected to result in proved undeveloped reserves being converted to proved developed reserves.

Financial Statements

Note 2 - Significant Accounting Policies, page F-8

Full Cost Method, page F-11

5.	Comment: We note your policy disclosure pertaining to the full cost ceiling test, explaining that the ceiling is based on the present value of future net revenues discounted at 10%, plus the lower of cost or fair market value of unproved properties.

Please modify your disclosure to clarify the extent to which your method complies with the guidance in Rule 4-10(c)(4) of Regulation S-X. For example, it should be clear whether the future net revenues you are computing are limited to those arising from the development and production of proved reserves reported as of the end of the period, and you should differentiate between costs of unproved properties not subject to amortization, and costs of unproved properties that are subject to amortization in your computation (this second category is the one for which you need to estimate fair values of the properties and generally corresponds to the properties deemed to be impaired).

Please also indicate whether the ceiling you are computing reflects the income tax effects arising from differences between the tax and book basis of unproved properties.

Response: In accordance with Rule 4-10(c)(4) of Regulation S-X, the Company intends to enhance its disclosure in its future filings by modifying its full-cost method discussion as follows:

“Under the full cost method of accounting, capitalized oil and gas property costs less accumulated depletion, net of deferred income taxes, may not exceed a ceiling amount equal to the present value, discounted at 10%, of estimated future net revenues from proved oil and gas reserves plus the cost of unproved properties not subject to amortization (without regard to estimates of fair value), or estimated fair value, if lower, of unproved properties that are subject to amortization. Should capitalized costs exceed this ceiling, which is tested on a quarterly basis, an impairment is recognized. The present value of estimated future net revenues was computed by applying prices based on a 12-month arithmetic average of the oil and natural gas prices in effect on the first day of each month, less estimated future expenditures to be incurred in developing and producing the proved reserves (assuming the continuation of existing economic conditions), less any applicable future taxes.”

Supplemental Oil and Natural Gas Information, page F-26

Oil and Natural Gas Reserve Data, page F-27

6.	Comment: Please expand your disclosure to quantify your proved undeveloped oil and natural gas reserves as of December 31, 2009, 2010 and 2011 to comply with the presentation requirements set forth in FASB ASC 932-235-50-4.

Response: The Company did not have any proved undeveloped oil and natural gas reserves as of December 31, 2009, which is why no reserves were included for 2009. The Company will expand its disclosure in future filings to quantify its proved undeveloped oil and natural gas reserves to comply with the three-year presentation requirements set forth in FASB ASC 932-235-50-4, which will be similar to the following format for the table of Standardized Measure of Discounted Future Net Cash Inflows and Changes Therein included in the Company’s annual report for the year ended December 31, 2011, as revised to include the 2009 column:

	Year Ended December 31,
	2011	2010	2009
Future Cash Inflows	$297,627,312	$24,430,880	$—
Future Production Costs	(78,513,840)	(6,183,310)	—
Future Development Costs	(65,608,984)	(8,643,951)	—
Future Net Cash Inflows	153,504,488	9,603,619	—
10% Annual Discount for Estimated Timing of Cash Flows	(93,879,486)	(4,828,213)	—
Standardized Measure of Discounted Future Net Cash Flows	$59,625,002	$4,775,406	$—

The Company will also expand its standardized measure of discounted future net cash flows (“SMOG”) disclosure in future filings to include proved undeveloped reserves in the Oil and Natural Gas Data table, which will be similar to the following format for the table as of December 31, 2009, 2010 and 2011 included in the Company’s annual report for the year ended December 31, 2011, as revised to include proved undeveloped reserves:

	Natural Gas (MCF)	Oil (BLS)
Proved Developed and Undeveloped Reserves at December 31, 2009	—	—
Extensions, Discoveries and Other Additions	187,130	354,757
Production	(3,489)	(13,198)
Proved Developed and Undeveloped Reserves at December 31, 2010	183,641	341,559
Revisions of Previous Estimates	21,651	104,077
Extension, Discoveries and Other Additions	1,548,713	2,876,902
Production	(14,962)	(95,517)
Proved Developed and Undeveloped Reserves at December 31, 2011	1,739,043	3,227,021
Proved Developed Reserves:
December 31, 2009	—	—
December 31, 2010	35,573	94,783
December 31, 2011	410,092	1,066,504
Proved Undeveloped Reserves:
December 31, 2009	—	—
December 31, 2010	148,067	246,776
December 31, 2011	1,328,953	2,160,518

Form 8-K/A filed August 8, 2012

Exhibit 99.2

7.	Comment: We understand that the historical financial information utilized in your pro forma presentation relating to Emerald Oil, Inc. was derived from its audited financial statements for the years ended June 30, 2012 and 2011, adjusted to conform to your calendar year end. Please amend your filing to include a reconciliation schedule that shows how you derived the historical statements of operations for the six months ended June 30, 2012 and the year ended December 31, 2011 from the audited financial statements that are presented in Exhibit 99.1

Response: Historical operations for the six months ended June 30, 2012 were derived from the audited financial statement of operations for the year ended June 30, 2012 and unaudited financial statements for the six months ended December 31, 2011. Pursuant to your request, the Company will amend the Form 8-K/A filed August 8, 2012 to include the reconciliation schedules of the historical financial information utilized in the Company’s pro forma presentation provided below.

Emerald Oil, Inc.

Reconciliation to Pro Forma Statement of Operations

For the Six Months Ended June 30, 2012

(in 000s)

	Six months ended December 31, 2011 (unaudited)	Year ended June 30, 2012	Six months ended June 30, 2012 (unaudited)

REVENUES
Oil and Natural Gas Sales	$71	$176	$105

OPERATING EXPENSES
Production Expenses	499	1,108	609
General and Administrative Expenses	612	1,930	1,318
Depletion of Oil and Natural Gas Properties	9	33	24
Total Expenses	1,120	3,071	1,951

INCOME (LOSS) FROM OPERATIONS	(1,049)	(2,895)	(1,846)

OTHER INCOME (EXPENSE)
Interest Expense	(15)	(124)	(109)
Gain on Foreign Exchange	2	13	11
Loss from Equity Method Investment	(250)	(318)	(68)
Other Expense, Net	—	(2)	(2)
Total Other Expense, Net	(263)	(431)	(168)

LOSS BEFORE INCOME TAXES	(1,312)	(3,326)	(2,014)

INCOME TAX EXPENSE	—	—	—

NET LOSS	$(1,312)	$(3,326)	$(2,014)

Emerald Oil, Inc.

Reconciliation to Pro Forma Statement of Operations

From Inception to December 31, 2011

(in 000s)

	From Inception to June 30, 2011	Six months ended December 31, 2011 (unaudited)	Inception to December 31, 2011 (unaudited)

REVENUES
Oil and Natural Gas Sales	$29	$72	$101

OPERATING EXPENSES
Production Expenses	155	497	652
General and Administrative Expenses	113	612	725
Depletion of Oil and Natural Gas Properties	—	9	9
Total Expenses	268	(1,118)	1,386

INCOME (LOSS) FROM OPERATIONS	(239)	(1,046)	(1,285)

OTHER INCOME (EXPENSE)
Interest Expense	—	(15)	(15)
Gain on Foreign Exchange	—	2	2
Loss from Equity Method Investment	(5)	(250)	(255)
Other Expense, Net	—	—	—
Total Other Expense, Net	(5)	(263)	(268)

LOSS BEFORE INCOME TAXES	(244)	(1,309)	(1,553)

INCOME TAX EXPENSE	—	—	—

NET LOSS	$(244)	$(1,309)	$(1,553)

8.	Comment: We note that Emerald Oil, Inc. reports having proved reserves as of June 30, 2012. Please expand your disclosure to present pro forma reserve estimates and pro forma standardized measure of discounted future net cash flows, including a schedule that reconciles any historical figures utilized to the corresponding information in the audited financial statements.

Response: The Company did not disclose a pro forma standardized measure of discounted future net cash flows (“SMOG”) as of June 30, 2012 because its fiscal year end is December 31 and SMOG is not a required interim disclosure. The impact of the acquisition on July 26, 2012 can be seen by reviewing the SMOG disclosure as of June 30, 2012 for Emerald Oil, Inc. included in the footnotes to the required Rule 3-05 financial statements at Note 12 of Exhibit 99.1 in the Form 8-K/A filed on August 8, 2012 along with the Company’s December 31, 2011 disclosure in its annual report and Form 10-K filed on March 13, 2012. Additionally, we note that Emerald Oil, Inc. had no proved reserves at December 31, 2011 as all of the disclosed reserves as of June 30, 2012 were acquired or developed subsequent to December 31, 2011.

The Company’s reserves have materially changed at June 30, 2012 compared to December 31, 2011 due to factors in the ordinary course of business unrelated to the acquisition, so disclosing a pro forma standardized measure of discounted future net cash flows would be more impacted by the changes in the Company’s reserves than the effect of the reserves added in the acquisition of Emerald Oil, Inc.

Form 10-Q for the Fiscal Quarter ended September 30, 2012

Financial Statements

General

9.	Comment: Please revise the accounting and disclosure in your interim reports as necessary to comply with all applicable comments written on your annual report.

Response: The Company will include revised accounting and disclosure in its future interim reports as necessary to address all of the above comments, to the extent applicable.

Note 3 – Acquisition of Business, page 8

10.	Comment: We note you recorded a gain on the bargain purchase of Emerald Oil Inc. Please include a description of the reasons why this transaction resulted in a gain to comply with FASB ASC 805-30-50-1(f).

Response: The Company recorded a gain on the bargain purchase of Emerald Oil, Inc. as a result of the decrease in the Company’s share price between the announcement date (July 10, 2012) and closing date (July 26, 2012) of the acquisition in accordance with GAAP. A description of the transaction’s resulting gain is disclosed in the Company’s Form 10-Q for the fiscal quarter ended September 30, 2012 filed November 8, 2012 in Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28. The Company will include this disclosure in Note 3 – Acquisition of Business on the Company’s annual report.

Note 15 - Commitments and Contingencies, page 18

11.	Comment: We note there are disclosures of loss contingencies in Note 9 of the historical financial statements of Emerald Oil Inc. in Exhibit 99.1 to the Form 8-K that you filed on October 9, 2012. Tell us the extent to which you were relieved of liability for these contingencies at the time you acquired Emerald Oil Inc., or explain why you have not provided similar disclosures, as would ordinarily be required to comply with FASB ASC 450-20-50.

Response: The Company notes two separate issues disclosed as loss contingencies in Note 9 of the historical financial statements of Emerald Oil Inc. in Exhibit 99.1 to the Form 8-K filed on October 9, 2012. One issue (Slaterdome Litigation) was resolved without litigation prior to the filing of the Company’s Form 10-Q for the Fiscal Quarter Ended September 30, 2012. The second issue (Focus Ranch) was material to Emerald Oil Inc. (the subsidiary the Company acquired in the transaction), but is not material to the consolidated post-acquisition reporting Company.

We plan to make the additional disclosures or changes as outlined in our responses above beginning with the Company’s Form 10-K for the year ended December 31, 2012.

As specifically requested by the Commission, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Company can facilitate the Staff’s review of this letter, or if the Staff has any questions on any of the information set forth herein, please contact me via at 303-323-0008. My fax number is (406) 245-4914.

Sincerely,

EMERALD OIL, INC.

/s/ Mitch Thompson

Mitch Thompson

Chief Accounting Officer